WINTHROP REALTY TRUST

                            SUPPLEMENTAL INSTRUCTIONS
                         AS TO USE OF RIGHTS CERTIFICATE

      We recently sent you a package of materials offering you the opportunity to participate in a rights offering that we are making to all of our shareholders. The package included a blue engraved Rights Certificate. To exercise your subscription rights, you must complete and deliver to the subscription agent the rights certificate included in that package on or before the April 27, 2006 expiration date of the rights offering (unless we extend the expiration date). Set forth below is a summary of instructions for filling out the various boxes contained on the back of the Rights Certificate:

-----   IF YOU WOULD LIKE TO EXERCISE YOUR BASIC SUBSCRIPTION RIGHTS, please
Box 1   fill in the number of shares that you would like to purchase on the
----- first line in Box 1 and fill in the aggregate purchase price for those shares on the second line. You may purchase the number of shares shown in the box in the upper right hand corner of the front side of Rights Certificate or such lesser amount as you may desire. The aggregate purchase price for your exercise of Basic Subscription rights equals the number you have inserted on the first line, multiplied by $5.25.

        Check the first box included in Box 1 if you are going to be exercising your rights pursuant to a Notice of Guaranteed Delivery because you are concerned that your rights certificate might not properly reach the subscription agent prior to the expiration time of the rights offering.

        Please, check the appropriate box to indicate your method of payment which should be made at the time you return the completed rights certificate.

-----   IF YOU HAVE FULLY EXERCISED YOUR BASIC SUBSCRIPTION RIGHTS AND YOU WOULD
Box 2   LIKE TO EXERCISE THE OVERSUBSCRIPTION PRIVILEGE, please insert the
----- number of additional shares that you would like to subscribe for in the line provided. You may subscribe for any number of additional shares at a subscription price of $5.25 per share. You do not need to send in payment for oversubscription shares until we inform you how many shares have been allocated to you.

-----   IF YOU ARE EXERCISING YOUR OVERSUBSCRIPTION PRIVILEGE AND YOU ANTICIPATE
Box 3   THAT YOUR EXERCISE OF SUBSCRIPTION RIGHTS WILL RESULT IN YOUR
----- BENEFICIALLY OWNING IN EXCESS OF 9.8% OF OUR COMMON SHARES (approximately 4,472,551 shares), please check the box so that we can arrange to enter into an Ownership Waiver Agreement with you and grant you a waiver from the 9.8% ownership limitation contained in our bylaws.

-----
Box 4   ALL RIGHTS SUBSCRIBERS MUST SIGN AND FILL OUT BOX 4.
-----

-----
Box 5   ALL RIGHTS SUBSCRIBERS MUST FILL OUT BOX 5. Please insert your Taxpayer
-----   I.D. number and sign and date the certificate contained in Box 5.

-----   IF YOU WOULD LIKE THE SHARES YOU SUBSCRIBE FOR TO BE DELIVERED TO AN
Box 6   ADDRESS OTHER THAN THE ONE SHOWN ON THE FACE OF THE RIGHTS CERTIFICATE,
----- Please fill out Box 6. In that event, your signature in Box 6 must be medallion guaranteed by an Eligible Institution.

      Please return your completed Rights Certificate to the Subscription Agent, National City Bank, using the pre-addressed envelope included in your offering materials.

      If you have any questions, please call our Information Agent, MacKenzie Partners, Inc., at (800) 322-2885.


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